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                               February 12, 2021

       Andrea Petersen
       Chief Executive Officer
       School of Whales Commercial Real Estate Equity Fund, LLC
       3634 NW 2nd Ave
       Miami, FL 33127

                                                        Re: School of Whales
Commercial Real Estate Equity Fund, LLC
                                                            Amendment No. 9 to
Offering Statement on Form 1-A
                                                            Filed January 28,
2021
                                                            File No. 024-10995

       Dear Ms. Petersen:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 9 to Offering Statement on Form 1-A

       General

   1. Please update your disclosure throughout the offering circular as appropriate. For example, please update
your selected financial data as of and for the period ended June 30,
                                                        2020 and your executive
compensation disclosure through the most recently completed
                                                        fiscal year. Refer to
Item 402 of Regulation S-K and Regulation S-K Compliance and
                                                        Disclosure
Interpretation 117.05.

   2. Please revise the offering circular and, if applicable, the subscription agreement, to clarify the following
provisions in the subscription agreement:
 Andrea Petersen
School of Whales Commercial Real Estate Equity Fund, LLC
February 12, 2021
Page 2

            We note that your subscription agreement refers to North Capital Private Securities
          Corporation. Revise your disclosure, including the cover page, to clarify the role that this entity will have in connection with this offering.
            We note section 1.3. Revise to clarify that an investor should review the offering circular. Please note that a shareholder should not be required to acknowledge he or
          she has    read    or    understands    all of the terms of the
offering.
            We note the fee shifting provision in section 5.4. Expand your disclosure in the offering circular to specify the types of actions subject to fee shifting and whether the provision is intended to apply to claims under the federal securities laws. Also disclose whether purchasers of shares in a secondary transaction would be subject to these provisions. Clarify the level of recovery required by the plaintiff to avoid payment. Specify who is subject to the provision and who is allowed to recover under the provision. Include risk factor disclosure regarding the risk that the fee shifting provision could discourage shareholder lawsuits that might otherwise benefit the company and its shareholders.
            We note the exclusive forum provision in section 5.4. Clarify whether this provision applies to Securities Act or Exchange Act claims. If so, state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to
          Securities Act claims, also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

       You may contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                            Sincerely,
FirstName LastNameAndrea Petersen
                                                    Division of Corporation
Finance
Comapany NameSchool of Whales Commercial Real Estate Equity Fund, LLC
                                                    Office of Real Estate &
Construction
February 12, 2021 Page 2
cc:       James Dodrill, Esq.
FirstName LastName